FILED PURSUANT TO RULE 433

File No. 333-214120

CITIGROUP INC.

REOPENING: $750,000,000

TOTAL ISSUE: $1,750,000,000

4.750% SUBORDINATED NOTES DUE 2046

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa3 / BBB / A- (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Subordinated

Trade Date:	February 7, 2017

Settlement Date:	February 13, 2017 (T+4 days)

Maturity:	May 18, 2046

Par Amount:	$750,000,000. Upon settlement, the subordinated notes will form part of the same series as, and will be fungible with, the Issuer’s outstanding $1,000,000,000 4.750% Subordinated Notes due 2046 issued on May 18, 2016, and the aggregate principal amount of this series of notes will be $1,750,000,000.

Treasury Benchmark:	2.250% due August 15, 2046

Treasury Price:	$84-24

Treasury Yield:	3.036%

Re-offer Spread to Benchmark:	T30+173 bp

Re-offer Yield:	4.766%

Semi-Annual Coupon:	4.750%

Public Offering Price:	99.742% (plus Accrued Interest)

Net Proceeds to Citigroup:	$749,913,958.33 (including $8,411,458.33 of accrued interest but before expenses)

Interest Payment Dates:	The 18th of each May and November, beginning May 18, 2017. Following business day convention applicable

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the subordinated notes to non-U.S. persons. Redemption as a whole, not in part, and subject to Federal Reserve approval.

Sinking Fund:	Not applicable

CITIGROUP INC.

REOPENING: $750,000,000

TOTAL ISSUE: $1,750,000,000

4.750% SUBORDINATED NOTES DUE 2046

Subordination:

The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the related prospectus supplement dated February 7, 2017 and the accompanying prospectus dated December 29, 2016 (the “Base Prospectus”). Pursuant to the terms of the subordinated notes, “Senior Indebtedness” means: (1) the principal, premium, if any, and interest in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Citigroup, including all indebtedness (whether now or hereafter outstanding) issued under (i) an indenture dated November 13, 2013 between Citigroup and The Bank of New York Mellon, as trustee, as the same has been or may be amended, modified or supplemented from time to time, and (ii) an indenture dated March 15, 1987, between Citigroup and The Bank of New York Mellon, as successor trustee, as the same has been or may be amended, modified or supplemented from time to time; (2) all capital lease obligations of Citigroup; (3) all obligations of Citigroup issued or assumed as the deferred purchase price of property, all conditional sale obligations of Citigroup and all obligations of Citigroup under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business; (4) all obligations, contingent or otherwise, of Citigroup in respect of any letters of credit, bankers acceptances, security purchase facilities or similar credit transactions; (5) all obligations of Citigroup in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts or other similar agreements; (6) all obligations of the type referred to in clauses (1) through (5) above of other persons for the payment which Citigroup is responsible or liable as obligor, guarantor or otherwise; and (7) all obligations of the type referred to in clauses (1) through (6) above of other persons secured by any lien on any property or asset of Citigroup, whether or not such obligation is assumed by Citigroup;

except that Senior Indebtedness does not include:

(A) any other indebtedness issued under the same indenture under which the subordinated notes are issued; (B) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust (as defined below) under (i) the indenture, dated as of October 7, 1996, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of July 23, 2004, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior subordinated debt indentures”); (C) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust under (i) the indenture, dated as of September 15, 2006, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of June 28, 2007, between Citigroup and The Bank of New York Mellon (formerly The Bank of New York), as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior junior subordinated debt indentures”); (D) any guarantee in respect of any preferred securities, capital securities or preference stock of a Citigroup Trust; (E) any indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the subordinated notes and the issuance of which (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of New York or the staff of the Board of Governors of the Federal Reserve System or (y) does not at the time of issuance prevent the subordinated notes from qualifying for Tier 2 capital treatment (irrespective of any limits on the amount of Citigroup’s Tier 2 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Board of Governors of the Federal Reserve System or any applicable concurrence or approval of the Federal Reserve Bank of New York or its staff.

“Citigroup Trust” means each of Citigroup Capital III, Citigroup Capital XIII and Citigroup Capital XVIII, each a Delaware statutory trust, or any other similar trust created for the purpose of issuing preferred securities in connection with the issuances of junior subordinated notes under the junior subordinated debt indentures or the junior junior subordinated debt indentures. In addition, the subordinated notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

CITIGROUP INC.

REOPENING: $750,000,000

TOTAL ISSUE: $1,750,000,000

4.750% SUBORDINATED NOTES DUE 2046

TLAC Eligibility:	The subordinated notes are intended to qualify as eligible long-term debt for purposes of the Federal Reserve’s total loss-absorbing capacity (TLAC) rule. As a result, in the event of a Citigroup bankruptcy, Citigroup’s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup’s shareholders and then on its unsecured creditors, including the holders of the subordinated notes. Further, in a bankruptcy proceeding of Citigroup, any value realized by holders of the subordinated notes may not be sufficient to repay the amounts owed on the subordinated notes. For more information about the final TLAC rule and its consequences for the subordinated notes, you should refer to the section “Citigroup Inc.” in the Base Prospectus.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967KR1
ISIN:	US172967KR13
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
The Huntington Investment Company ING Financial Markets LLC
Natixis Securities Americas LLC
Scotia Capital (USA) Inc.
Skandinaviska Enskilda Banken AB (publ)
SMBC Nikko Securities America, Inc.
Junior Co-Managers:	ABN AMRO Securities (USA) LLC
ANZ Securities, Inc.
Apto Partners, LLC
C.L. King & Associates, Inc.
CastleOak Securities, L.P.
Commonwealth Bank of Australia
Credit Agricole Securities (USA) Inc.
Danske Markets Inc.
Fifth Third Securities, Inc.
Great Pacific Securities
HSBC Securities (USA) Inc.
Mischler Financial Group, Inc.
MUFG Securities Americas Inc.
nabSecurities, LLC
Nomura Securities International, Inc.
Penserra Securities LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
UniCredit Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

CITIGROUP INC.

REOPENING: $750,000,000

TOTAL ISSUE: $1,750,000,000

4.750% SUBORDINATED NOTES DUE 2046

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-214120. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.